UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15811

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

MARKEL CORPORATION

4521 Highwoods Parkway

Glen Allen, Virginia 23060

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors

Markel Corporation

The Administrative Committee

Markel Corporation Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 16, 2009

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Investments, at fair value:
Mutual funds	$95,992,847	$133,701,040
Markel Corporation common stock	52,623,402	86,420,481
Participant loans	1,782,431	1,508,408

Total investments	150,398,680	221,629,929

Assets available for benefits	$150,398,680	$221,629,929

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions to (deductions from) assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(84,069,625)	$3,137,437
Interest and dividends	3,716,183	10,791,466
Interest on participant loans	121,676	97,519

Total net investment income (loss)	(80,231,766)	14,026,422

Contributions:
Employer	8,894,777	7,769,239
Participant	9,067,487	8,297,499
Rollover	855,517	1,686,944

Total contributions	18,817,781	17,753,682

Total additions (deductions)	(61,413,985)	31,780,104

Deductions from assets attributed to participant distributions and withdrawals	(9,817,264)	(7,083,051)

Net increase (decrease)	(71,231,249)	24,697,053
Assets available for benefits:
Beginning of year	221,629,929	196,932,876

End of year	$150,398,680	$221,629,929

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Markel Corporation Retirement Savings Plan (the Plan).

(a)	Basis of Presentation

The accompanying financial statements, which present the assets of the Plan and changes in those assets, have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP may require the plan administrator to make estimates and assumptions. Actual results may differ from the estimates and assumptions used in preparing the financial statements.

(c)	Investments

The Plan’s investments, other than participant loans, are stated at fair value. Investments in shares of mutual funds are valued according to the quoted net asset values of the funds on the basis of fair values of the assets and liabilities thereof. The fair value of Markel Corporation common stock is based upon the quoted market price of the stock as of the end of each year. Participant loans represent loans to participants made against their vested balances as permitted by the Plan. Participant loans are valued at the principal amount outstanding.

The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statements of Changes in Assets Available for Benefits as net appreciation or depreciation in fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a settlement-date basis. The recording of these transactions on a trade-date basis would not have had a material impact on the accompanying financial statements. Dividends are recorded on the ex-dividend date.

(d)	Recent Accounting Pronouncements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (Statement) No. 157, Fair Value Measurements. Statement No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value within that framework and expands disclosure requirements regarding the use of fair value measurements. The adoption of Statement No. 157 did not have a material impact on the Plan’s assets available for benefits or changes in assets available for benefits.

(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Income Taxes

The Plan is in receipt of a favorable determination letter dated August 12, 2002, which states that the Plan complies in form with the series of tax law changes collectively referred to as GUST. The plan administrator believes the Plan is designed and operated in compliance with the plan document and current law for the years under audit. Accordingly, participants have not been taxed on their salary reduction contributions, or investment earnings related to these contributions, when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions from the Plan.

Under normal circumstances, the Plan will not be taxed on its dividend and interest income, realized investment gains or unrealized appreciation on investments.

(f)	Payment of Benefits

Plan benefits and withdrawals are recorded when paid.

(g)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

(2)	Summary of Significant Provisions of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all North American employees of Markel Corporation and its wholly owned domestic subsidiaries (the Company). Employees, age 18 or older, are eligible for participation in the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by an administrative committee appointed by the chief executive officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by Fidelity Institutional Retirement Services Company, a division of Fidelity Investments Institutional Services Company, Inc.

(b)	Contributions

Each year, the Company contributes to the Plan, subject to service requirements, an amount equal to 6% of each participant’s compensation. One-third of the employer’s contribution is allocated to a company stock fund; however, once the funds are invested in the company stock fund, the participant has the ability to redirect these funds at their discretion. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of

(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

compensation contributed by a participant, not to exceed 3% of the participant’s compensation for any such year. Participants may contribute, in whole percentage increments, up to 50% of their annual compensation on a pre-tax basis up to a limit of $15,500 in 2008. In addition, participants that reach age 50 before the close of the plan year can elect to make a “catch-up contribution” to the Plan for the plan year. The amount of the catch-up contribution is limited to $5,000 for 2008. The allocation of both employer and participant contributions to the various funds is based upon the individual participant’s election.

All newly hired North American employees are automatically enrolled in the Plan with an automatic contribution of 4% of compensation. Employees receive notice before the automatic contribution begins. Employees may opt out of the automatic enrollment within 30 days of receiving the notice by either electing a different contribution percentage or electing not to contribute. If the employee does not direct their contributions, amounts will be invested in a Fidelity Freedom Fund based on the employee’s age and target retirement date.

Rollover contributions, as shown in the accompanying Statements of Changes in Assets Available for Benefits, represent participant account balances rolled over into the Plan from other qualified plans.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and earnings of the Plan. The posting of earnings is made on a daily basis.

(d)	Vesting and Plan Termination

Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company’s contributions plus earnings thereon is based on years of service as follows:

Years of vesting service	Vested percentage
Less than two years of service	0%
Two years of service	20%
Three years of service	50%
Four or more years of service	100%

In accordance with the provisions of the Plan, any portion of the Company’s contributions that have not vested at the time of a participant’s withdrawal shall be forfeited by the participant and applied to reduce future Company contributions or pay administrative costs of the Plan. For the years ended December 31, 2008 and 2007, forfeited amounts totaled $124,851 and $289,360, respectively.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their respective portion of the Company’s contributions plus earnings thereon.

(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Payment of Benefits

Upon termination of service, participants can elect to receive a lump sum amount equal to the value of their vested account within 60 days of the quarter end in which termination occurred or allow their account to continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

(f)	Participant Loans

The Plan contains a provision for loans to participants with the consent of the plan administrator. Under the terms of the Plan, participants generally may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $30,000 or 30% of the vested value of the participant’s account, or under certain conditions, up to a maximum of the lesser of $50,000 or 50% of the vested value of the participant’s account. Loans bear interest at a market rate in effect at the time of the loan and are repayable in accordance with terms established by the Plan.

(g)	Investment Options

The Plan offers 19 investment fund options – Markel Corporation common stock, the Fidelity Retirement Money Market Portfolio, the Fidelity Intermediate Bond Fund, the Fidelity Puritan Fund, the Fidelity Equity-Income Fund, the Fidelity Magellan Fund, the Fidelity Stock Selector Fund, the Spartan U.S. Equity Index Fund, the Spartan Extended Market Index Fund–Investor Class, the Fidelity Contrafund, the Fidelity Small Cap Independence Fund, the Fidelity Overseas Fund, the Fidelity Freedom Income Fund, the Fidelity Freedom 2000 Fund, the Fidelity Freedom 2010 Fund, the Fidelity Freedom 2020 Fund, the Fidelity Freedom 2030 Fund, the Fidelity Freedom 2040 Fund and the Fidelity Freedom 2050 Fund. Participants in the Plan are able to direct into which fund contributions are invested as discussed in note 2(b). Participants are allowed to change investment options daily, except for the company stock fund for which participants may change investment options on a real-time basis.

(3)	Investments

The Plan’s investments are held by a trustee-administered trust fund. The following tables present the fair value of investments at December 31, 2008 and 2007, that represent 5% or more of the Plan’s assets at the end of the respective years.

	2008
	Number of shares or units	Fair Value
Markel Corporation common stock	175,998	$52,623,402
Mutual funds:
Fidelity Retirement Money Market Portfolio	15,685,454	15,685,454
Fidelity Puritan Fund	1,039,542	13,576,418
Fidelity Contrafund	241,550	10,932,536
Fidelity Magellan Fund	229,636	10,531,094
Fidelity Equity-Income Fund	318,571	9,834,276
Fidelity Intermediate Bond Fund	1,033,657	9,395,937

(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

	2007
	Number of shares or units	Fair Value
Markel Corporation common stock	175,973	$86,420,481
Mutual funds:
Fidelity Magellan Fund	215,174	20,198,367
Fidelity Puritan Fund	1,054,510	20,067,319
Fidelity Contrafund	240,338	17,571,094
Fidelity Equity-Income Fund	315,546	17,405,539
Fidelity Retirement Money Market Portfolio	11,191,899	11,191,899

During 2008 and 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value by $(84,069,625) and $3,137,437, respectively, as follows:

	Years ended December 31,
	2008	2007
Markel Corporation common stock	$(33,858,666)	$2,034,835
Mutual funds:
Fidelity Intermediate Bond Fund	(1,004,746)	(91,692)
Fidelity Puritan Fund	(6,152,064)	(977,835)
Fidelity Equity-Income Fund	(7,663,305)	(1,031,201)
Fidelity Magellan Fund	(10,798,031)	848,132
Fidelity Stock Selector Fund	(4,396,518)	550,446
Spartan U.S. Equity Index Fund	(395,820)	29,530
Spartan Extended Market Index Fund – Investor Class	(522,071)	(32,151)
Fidelity Contrafund	(6,837,668)	1,677,233
Fidelity Small Cap Independence Fund	(1,989,882)	(283,798)
Fidelity Overseas Fund	(4,930,835)	323,168
Fidelity Freedom Income Fund	(44,731)	(1,845)
Fidelity Freedom 2000 Fund	(107,273)	(1,688)
Fidelity Freedom 2010 Fund	(904,229)	13,072
Fidelity Freedom 2020 Fund	(1,848,990)	25,259
Fidelity Freedom 2030 Fund	(1,658,060)	38,181
Fidelity Freedom 2040 Fund	(840,841)	17,509
Fidelity Freedom 2050 Fund	(115,895)	282

Net appreciation (depreciation) in fair value	$(84,069,625)	$3,137,437

(4)	Fair Value Measurements

Statement No. 157 establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest level input that is significant to the fair value measurement of the asset

(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

In accordance with Statement No. 157, the Plan determines fair value based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The following section describes the valuation methodologies used by the Plan to measure assets at fair value, including an indication of the level within the fair value hierarchy in which each asset is generally classified.

Mutual funds. Mutual funds are recorded at the net asset values of shares held by the Plan at year end.

Markel Corporation common stock. Markel Corporation common stock is recorded at the closing price of shares held by the Plan on the New York Stock Exchange at year end.

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2008, by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Mutual funds	$95,992,847	$—	$—	$95,992,847
Markel Corporation common stock	52,623,402	—	—	52,623,402

(5)	Administrative Expenses

The administrative expenses of the Plan are paid by the Company to the Trustee. Expenses incurred by the Company totaled $58,700 and $64,463 for the years ended December 31, 2008 and 2007, respectively.

(Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(6)	Related Party Transactions

As of December 31, 2008, the Plan owned 175,998 shares of Markel Corporation common stock, which had a cost basis of $37,660,110 and a fair value of $52,623,402. During 2008, 21,353 shares of Markel Corporation common stock were purchased at a total cost of $8,076,696 and 21,328 shares, with a cost basis of $5,508,997, were sold for $8,015,109.

As of December 31, 2007, the Plan owned 175,973 shares of Markel Corporation common stock, which had a cost basis of $35,092,411 and a fair value of $86,420,481. During 2007, 17,850 shares of Markel Corporation common stock were purchased at a total cost of $8,627,035 and 13,394 shares, with a cost basis of $3,223,260, were sold for $6,587,181.

Certain plan investments are shares of mutual funds with Fidelity Investments Institutional Services Company, Inc., an affiliate of the Plan’s trustee, who is a party-in-interest.

Supplemental Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral, par, or maturity value	Current value
Markel Corporation*	175,998 shares of Markel Corporation common stock, cost of $37,660,110	$52,623,402

Mutual funds:
Fidelity Investments*	229,636 shares of Fidelity Magellan Fund	10,531,094
Fidelity Investments*	1,039,542 shares of Fidelity Puritan Fund	13,576,418
Fidelity Investments*	241,550 shares of Fidelity Contrafund	10,932,536
Fidelity Investments*	318,571 shares of Fidelity Equity-Income Fund	9,834,276
Fidelity Investments*	15,685,454 shares of Fidelity Retirement Money Market Portfolio	15,685,454
Fidelity Investments*	363,244 shares of Fidelity Stock Selector Fund	6,167,889
Fidelity Investments*	192,074 shares of Fidelity Overseas Fund	4,817,221
Fidelity Investments*	1,033,657 shares of Fidelity Intermediate Bond Fund	9,395,937
Fidelity Investments*	341,435 shares of Fidelity Freedom 2020 Fund	3,431,422
Fidelity Investments*	219,057 shares of Fidelity Small Cap Independence Fund	2,306,672
Fidelity Investments*	286,471 shares of Fidelity Freedom 2030 Fund	2,795,957
Fidelity Investments*	233,131 shares of Fidelity Freedom 2010 Fund	2,415,232
Fidelity Investments*	242,883 shares of Fidelity Freedom 2040 Fund	1,357,713
Fidelity Investments*	21,735 shares of Spartan U.S. Equity Index Fund	693,332
Fidelity Investments*	41,658 shares of Spartan Extended Market Index Fund – Investor Class	939,387
Fidelity Investments*	46,643 shares of Fidelity Freedom 2000 Fund	468,763
Fidelity Investments*	40,466 shares of Fidelity Freedom Income Fund	386,855
Fidelity Investments*	39,735 shares of Fidelity Freedom 2050 Fund	256,689

	Total mutual funds	95,992,847
Participant loans*	$1,782,431 in loans receivable from participants with interest rates ranging from 5.25% to 9.50%	1,782,431

	Total investments	$150,398,680

*	Party-in-interest

See accompanying independent auditors’ report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/ Pamela J. Perrott
Pamela J. Perrott Administrative Committee Member

Date: June 18, 2009

Exhibit Index

Number	Description

23	Consent of Independent Registered Public Accounting Firm